                                            Filed by BioTransplant Incorporated
                                      Pursuant to Rule 425 under the Securities
                                                         Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934
                                                  Subject Company: Eligix, Inc.
                                                 Commission File No.: 333-53386

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include, but are not limited to, statements about future financial and operating results, the timing of the closing of the pending merger between BioTransplant Incorporated and Eligix, Inc. and the benefits of this merger. The following important factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's filings with the Commission, including the registration statement on Form S-4 filed by BioTransplant in connection with the merger and BioTransplant's most recent annual report on Form 10-K. BioTransplant is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

On January 8, 2001, BioTransplant filed a registration statement on Form S-4 (File No. 333-53386), which contains a joint proxy statement/prospectus, in connection with its proposed merger with Eligix, Inc. BioTransplant will be preparing an amendment to the registration statement and will be filing this amendment with the Securities and Exchange Commission as soon as practicable. The proxy statement/prospectus (when it is finalized) will be sent to stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at www.sec.gov. BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention:
Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200.

We urge investors and stockholders to read the proxy statement/prospectus and any other relevant documents that BioTransplant has filed and will file with the Securities and Exchange Commission because they contain important information.

BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in BioTransplant's proxy statement/prospectus contained in the registration statement filed with the Commission with respect to the proposed merger.

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Set forth below is the text of certain slides used during Dr. Elliot
Lebowitz' presentation at the BIO-CEO Conference on February 21, 2001.

BIOTRANSPLANT
INCORPORATED

ELIGIX

IMPORTANT INFORMATION

This announcement contains, in addition to historical information, forward-looking statements about BioTransplant that involve risks and uncertainties. Such statements reflect management's current views and are based on assumptions, including statements about the benefits of the BioTransplant/Eligix merger, the timing of the closing of the merger and the benefits of the merger. Actual results could differ materially from those currently anticipated as a result of a number of important factors. Factors that could cause future results to differ materially from such forward-looking statements include, but are not limited to: BioTransplant's ability to secure the substantial additional funding required for its operations and research and development programs; failure of BioTransplant's or Eligix's stockholders to approve the merger; the failure of the combined business to realize anticipated benefits of the merger; the risk that, if the merger is consummated as planned, BioTransplant's and Eligix' business will not be integrated successfully; BioTransplant's ability to successfully discover, develop and commercialize its products, obtain required regulatory approvals in a timely fashion, and overcome other difficulties inherent in developing pharmaceuticals and procedures for organ transplantation; BioTransplant's ability to obtain and enforce the patent protection required for its products; uncertainties to the extent of future government regulation of the transplantation business; and BioTransplant's ability to maintain collaborations and joint venture alliances with third parties. For a detailed discussion of these and other factors, please refer to BioTransplant's filings with the Securities and Exchange Commission, including the discussion set forth in the section titled "Business - Factors Which May Affect Results" in BioTransplant's current Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

IMPORTANT INFORMATION

Investors and stockholders are urged to read the proxy statement/prospectus relating to the BioTransplant/Eligix merger, filed with the Securities and Exchange Commission by BioTransplant (File No. 333-53386), because it contains important information. The proxy statement/prospectus will be sent to the stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available free at the Commission's web site at http://www.sec.gov BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated,
Attention: Richard V. Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, Telephone (617) 241-5200. BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation are contained in BioTransplant's proxy statement/prospectus contained in its registration statement filed with the Commission with respect to the proposed merger.

BIOTRANSPLANT AND ELIGIX

 ...joining to become the industry leader in immune modulation and human transplantation therapy for cancer and other serious diseases.

BIOTRANSPLANT:
TRANSITIONING TO COMMERCIALIZATION

--       JV Formed with Novartis: XenoTransplantation

--       Phase II Trials started by MedImmune: MEDI-507

--       Phase I/II Clinical Trials for AlloMune System

--       Acquisition of Eligix


BUSINESS STRATEGY:  HIGH VALUE, HIGH MARGIN PRODUCTS

I.       Major potential cash flows, no financial risk:

         -  MEDI-507                -  XenoMune

II.      Near term revenues, Phase III products

         -  B Cell-HDM              -  T Cell - HDM

III.     Clinical trials:  AlloMune family of products

IV.      Extensive preclinical pipeline


COMBINED PRODUCT PORTFOLIO

[Bar Chart]

                      PRODUCT

BioTransplant         --      MEDI-507

                               -     Bone Marrow Transplant:  Phase I/II

                               -     Psoriasis:  Phase II

                      --      AlloMune-TM-

                               -     Oncology:  Phase I/II

                               -     Solid Organ Transplant:  Phase I

                               -     Congenital Disorders:  Research/Preclinical

                               -     Autoimmune:  Research/Preclinical

                       --      XenoMune-TM-:  Research/Preclinical

Eligix                 --      B Cell-HDM:  EU Sales

                       --      T Cell-HDM:  EU Sales

                       --      PanT-HDM:  Research/Preclinical

                       --      BrCa-HDM:  Research/Preclinical

                       --      Neu/RBC-HDM:  Research/Preclinical

                       --      ReacT-HDM:  Research/Preclinical

                       --      AcTCell-HDM:  Research/Preclinical

                       --      Leuko-HDM:  Research/Preclinical

I.       CASH FLOWS WITHOUT FINANCIAL RISK

                      MEDI-507

Product:                --     Patented humanized monoclonal antibody

                        --     Positive clinical results

Indications:            --     Autoimmune disease, bone marrow and organ
                               transplant

Market Potential:       --     $350 million transplant market and much larger
                               autoimmune markets

Partner:                --     MedImmune

I.       CASH FLOWS WITHOUT FINANCIAL RISK

                       XenoMune

Product:                --     Miniature swine organs and system to enable
                               their acceptance

Indications:            --     Addresses shortage of human organs

Market Potential:       --     $5 billion

Partner:                --     Novartis joint venture

II.      COMMERICAL SALES & PHASE III PRODUCTS IN 2001

                       B Cell - HDM

Product:                --     Removes malignant B cells from bone marrow
                               transplants

Indications:            --     Prevent relapse in Non-Hodgkins' lymphoma,
                               multiple myeloma and other B cell cancers

Market Potential:       --     $150 million

II.      COMMERCIAL SALES & PHASE III PRODUCTS IN 2001

                        T Cell - HDM

Product:                --     Depletes undesirable T cells from bone marrow
                               transplants and donor leukocyte infusions

Indications:            --     Reduce GvHD in hematologic malignancies and
                               certain solid tumors

Market Potential:       --     $160 million

III.     CLINICAL TRIAL:  ALLOMUNE FAMILY OF PRODUCTS

Product:                --     Systems to re-program immune defenses with mini
                               bone marrow transplants to better:

                               -  reduce toxicity
                               -  attack cancer cells
                               -  accept transplanted donor organs

Indications:            --     Blood cell cancers and organ transplantation

Market Potential:       --     $1 billion

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PRODUCT MILESTONES

[BAR CHART]

B Cell - HDM             --    CE Mark (Q1 2001)
                         --    US Cost Recovery (Q1 2001)

MEDI - 507               --    Begin Phase II Psoriasis Trials (Q1 2001)

BCell - HDM              --    Initiate Phase III Clinical Trials (Q2 2001)

TCell - HDM              --    CE Mark (Q3 2001)

AlloMune - Tx            --    Initiate Pilot Clinical Trials (Q3 2001)

Pivotal Trials

MEDI - 507               --  Initiate Clinical Trials (2002)

AlloMune - Ca            --  Initiate Clinical Trials (2002)

T Cell- HDM              --  Initiate Clinical Trials (2002)


TERMS OF THE TRANSACTION

Consideration:                            --   6.6 million BioTransplant shares

Pro Forma Ownership:                      --   Bio Transplant 66%; Eligix 34%

Accounting:                               --   Purchase

Board of Directors:                       --   Eligix to nominate 3 additional
                                               directors, one of whom will be
                                               Walter Ogier

Expected Time of Closing:                 --   Early Q2 2001


FINANCIAL STATUS

1999 Revenues                            $9.5 million

1999 Expenses                            $18.1 million

1999 Net Loss                            ($8.7) million

Cash at Year-end 2000                    $15.0 million


KEY INVESTMENT CONSIDERATIONS

-- Combined companies will become the leader in immune modulation via transplantation therapies

-- Creating powerful proprietary technology platforms addressing large underserved markets

--       Two high revenue stream products without financial risk

--       Two near term revenue products

--       Phase III products in 2001

--       Pipeline of modular, high margin products

--       Major strategic collaborations

--       Strong management team

BIOTRANSPLANT
INCORPORATED

ELIGIX

OVERVIEW OF BIOTRANSPLANT'S TECHNOLOGY


--       Proprietary set of technology to re-program the immune system

-- Allows long-term tolerance of donor cells, tissues and organs through transplantation

--       Applications to a wide range of medical conditions

         -        Bone Marrow and Organ transplantation

         -        Cancers

         -        Autoimmune diseases

         -        Congenital hematological disorders


IMMUNOCOGNANCE-TM- FOR FUNCTIONAL
TRANSPLANT TOLERANCE

[GRAPHIC DEPICTING BIOTRANSPLANT'S BONE MARROW CHIMERISM PROCESS]

ADVANTAGES OF BIOTRANSPLANT'S TECHNOLOGY

-- Improve clinical outcomes in bone marrow transplantation for cancer and other serious diseases

         -        More rapid recovery

         -        Reduced adverse effects

         -        Reduced relapse rates

         -        Superior survival and economics

--       Reduce or eliminate need for lifelong immunosuppressive therapy

         -        Reduced adverse side effects

         -        Reduced health care costs


OVERVIEW OF ELIGIX TECHNOLOGY

-- High Density Micropartilces ("HDM") with monoclonal antibodies attached to their surfaces

         -        Extremely selective to blood or tumor cells

--       HDM effectively removes unwanted cells

         -        Simple laboratory procedure

         -        CONSISTENT results of 99.99% or greater depletion

--       Portfolio of monoclonal antibodies

--       Applications to cancer, autoimmune diseases and transplantation.

ELIGIX HIGH DENSITY MICROPARTICLE
(HDM) TECHNOLOGY

[PHOTO DEPICTING SCIENTIST WITH SEPARATION CONTAINER, HDM-TM- REAGENT KIT, AUTOMATED CELL PROCESSOR AND HDM-TM- TRANSFER STATION]

Separation        HMD-TM-        Automated Cell        HDM-TM-
Container       Reagent Kit      Processor             Transfer Station


EFFICIENT REMOVAL OF TARGET CELLS

--       95%+ recovery of non-target cell populations

--       4+ log reduction of target cell populations

[GRAPHIC DEPICTING TARGET CELL REMOVAL PROCESS]


ADVANTAGES OF ELIGIX TECHNOLOGY

--       Removes unwanted cells and leaves beneficial cells

--       Better yield of stem cell subsets - 90%

--       Avoids loss of important ancillary cells

--       Avoidance of cell activation

--       Ability to deplete specific T Cell subsets

--       Better depletion of tumor cells - 99.99+%

OVERVIEW OF ALLOMUNE-TM- SYSTEM

--       Integrated and proprietary set of components

--       Strong patent protection

--       Market research supports market acceptance


PROCEDURE                     CONDITION PATIENT            CONDITION TRANSPLANT

THERAPEUTIC                   MEDi-507                     ELIGIX HDM DEVICE
                                       ALLOMUNE-TM- SYSTEM


ROLE OF ELIGIX PRODUCTS IN ALLOMUNE

--      Provides key component for AlloMune

--      Minimizes graft versus host disease

        -        Avoids potentially lethal complications

        -        Expands transplant market

--      Provides standardized stem cell transplant procedure

        -        Provides more consistent clinical outcomes

        -        Enables more predictable and controlled healthcare costs